SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 37)
Consolidated Capital Institutional Properties

(Name of Issuer)
Limited Partnership Units

(Title of Class of Securities)
None
(CUSIP Number)

Ms. Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
P.O. Box 1089
Greenville, South Carolina 29601
Telephone: (864) 239-1000
with a copy to:
Jonathan L. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP
300 S. Grand Ave., Suite 3400
Los Angeles, CA 90071
(213) 687-5396

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 19, 2008

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.
(Continued on following pages)

(Page 1 of 11 pages)

CUSIP No. Not Applicable	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS: AIMCO PROPERTIES, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		152,619.55 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

152,619.55 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

152,619.55 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

76.7%

14	TYPE OF REPORTING PERSON

PN

CUSIP No. Not Applicable	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS: AIMCO-GP, INC. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		152,619.55 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

152,619.55 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

152,619.55 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

76.7%

14	TYPE OF REPORTING PERSON

CO

CUSIP No. Not Applicable	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS : APARTMENT INVESTMENT AND MANAGEMENT COMPANY I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		152,619.55 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

152,619.55 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

152,619.55 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

76.7%

14	TYPE OF REPORTING PERSON

CO

CUSIP No. Not Applicable	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS : AIMCO IPLP, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		90,770.5 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

90,770.5 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,770.5 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.6%

14	TYPE OF REPORTING PERSON

PN

CUSIP No. Not Applicable	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS :AIMCO/IPT, INC. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		90,770.5 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

90,770.5 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,770.5 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.6%

14	TYPE OF REPORTING PERSON

CO

CUSIP No. Not Applicable	13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS :COOPER RIVER PROPERTIES, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,365.6 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11,365.6 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,365.6 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14	TYPE OF REPORTING PERSON

OO

CUSIP No. Not Applicable	13D	Page 8 of 11 Pages

1	NAME OF REPORTING PERSONS : REEDY RIVER PROPERTIES, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,832.5 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

28,832.5 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,832.5 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%

14	TYPE OF REPORTING PERSON

OO

Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURE

CUSIP No. Not Applicable	13D	Page 9 of 11 Pages
     This Amendment No. 37 (this “Amendment”) amends the Statement on Schedule 13D filed previously by AIMCO Properties, L.P., AIMCO - GP, Inc., Apartment Investment and Management Company, AIMCO IPLP, L.P., AIMCO/IPT, Inc., Cooper River Properties, L.L.C. and Reedy River Properties, L.L.C. (collectively, the “Reporting Persons”).
Item 4. Purpose of Transaction
Item 4 is hereby supplemented by the addition of the following information:
     ConCap Equities, Inc., a Delaware corporation (the “General Partner”), is the general partner of the issuer, Consolidated Capital Institutional Properties, a California limited partnership (the “Partnership”). The General Partner is an affiliate of the Reporting Persons. On March 19, 2008, the General Partner proposed that the Partnership change its domicile from California to Delaware (the “Redomestication”). The General Partner proposes to effect the Redomestication through a merger of the Partnership with and into Consolidated Capital Institutional Properties, LP, a Delaware limited partnership (the “Delaware Partnership”), with the Delaware Partnership as the surviving entity in the merger.
     In the merger, each unit of limited partnership interest in the Partnership would be converted into an identical unit of limited partnership in the Delaware Partnership and the general partner’s interest in the Partnership would be converted into an equivalent interest in the Delaware Partnership. All interests in the Delaware Partnership outstanding immediately prior to the merger would be cancelled in the merger. The voting and other rights of the limited partners provided for in the Partnership’s existing Limited Partnership Agreement would not be changed as a result of the merger.
     In the merger, the Partnership’s existing Limited Partnership Agreement would be adopted as the partnership agreement of the Delaware Partnership, with the following changes: (i) references therein to the California Uniform Limited Partnership Act would be amended to refer to the Delaware Revised Uniform Limited Partnership Act; (ii) a description of the merger would be added; (iii) the name of the partnership would be changed to “Consolidated Capital Institutional Properties, LP” and (iv) a provision would be added that would give the general partner authority to establish different designated series of limited partnership interests that would have separate rights with respect to specified partnership property, and profits and losses associated with such specified property.
     The merger must be approved by the general partner of the Partnership and a majority in interest of the limited partners. The general partner’s affiliates (including the Reporting Persons), which own a majority of the outstanding units of limited partnership interest in the Partnership, have indicated that they intend to take action by written consent to approve the merger as soon as practicable at least 20 calendar days after an Information Statement has been distributed to limited partners of the Partnership. As a result, approval of the merger is assured, and no other limited partner’s consent to the merger would be required.
Item 5. Interest in Securities of the Issuer
     (a) – (b) The information in lines 7 through 11 and 13 of each Reporting Person’s cover page is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
     Exhibit 7.1 Agreement of Joint Filing, dated March 19, 2008.

CUSIP No. Not Applicable	13D	Page 10 of 11 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 19, 2008

AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC.
(General Partner)

AIMCO-GP, INC. APARTMENT INVESTMENT AND MANAGEMENT COMPANY AIMCO IPLP, L.P.
By:	AIMCO/IPT INC.
(General Partner)

AIMCO/IPT, INC. COOPER RIVER PROPERTIES, L.L.C. REEDY RIVER PROPERTIES, L.L.C.
By:	/s/ Derek McCandless
Senior Vice President
of each of the foregoing entities

CUSIP No. Not Applicable	13D	Page 11 of 11 Pages
AGREEMENT OF JOINT FILING
     The parties listed below agree that the Amendment No. 37 to Schedule 13D to which this agreement is attached as an exhibit, and all further amendments thereto, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of them shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: March 19, 2008

AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC.
(General Partner)

AIMCO-GP, INC. APARTMENT INVESTMENT AND MANAGEMENT COMPANY AIMCO IPLP, L.P.
By:	AIMCO/IPT INC.
(General Partner)

AIMCO/IPT, INC. COOPER RIVER PROPERTIES, L.L.C. REEDY RIVER PROPERTIES, L.L.C.
By:	/s/ Derek McCandless
Senior Vice President
of each of the foregoing entities